UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM 12b-25
                        NOTIFICATION OF LATE FILING


[ ] Form 10-K and Form 10-KSB	[ ] Form 20-F       [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

        For Period Ended:  September 30, 1996
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        [ ] Money Market Fund Rule 30b3-1 Filing
        For the Transition Period Ended: __________________________________
___________________________________________________________________________

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
___________________________________________________________________________

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________
___________________________________________________________________________
___________________________________________________________________________

Part I -- Registrant Information

___________________________________________________________________________

    Full Name of Registrant
        FLANDERS CORPORATION
        --------------------

    Address of Principal Executive Officer (Street and Number)
        531 FLANDERS FILTERS ROAD, WASHINGTON, NC  27889
        ------------------------------------------------

___________________________________________________________________________

Part II -- Rules 12b-25(b) and (c)
___________________________________________________________________________

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

___________________________________________________________________________

Part III -- Narrative
___________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The consolidation of the Company's financial information could not be completed such that the Form 10-Q could be filed on time without unreasonable effort or expense.

___________________________________________________________________________

Part IV -- Other Information
___________________________________________________________________________

    (1) Name and telephone number of person to contact in regard to this notification
            William C. Gibbs            (801) 237-1900
            ----------------            --------------

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes     [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes     [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             FLANDERS CORPORATION
                             --------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 13, 1997                By  /s/ Steven K. Clark
      -----------------                    -------------------
                                           Steven K. Clark
                                           Vice President Finance/Chief
                                           Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 Attachment to
                                  Form 12b-25
                          Notification of Late Filing

                          Part IV - Other Information


The Company anticipates that its earnings reported in its statement of operations for the periods ended September 30, 1997 will be significantly different from the Company's statements at September 30, 1996.

Significant changes in the Company's statements of operations occurred because of the Company's acquisition of Precisionaire, Inc. ("Precisionaire"). The Company's anticipated earnings from operations are summarized in narrative format below.

Anticipated Results of Operations for the Three Months Ended September 30, 1997 Compared to September 30, 1996

Net sales: Net sales for the three months ended September 30, 1997 increased by $24,780,000, or 172%, to $39,233,000 from $14,453,000 for the three months ended
September 30, 1996. The increase was primarily due to the Acquisition of Precisionaire, which contributed approximately $24,103,000 of net sales, and sales from Airseal West, whose sales contributed approximately $549,000 to the Company's net sales. Sales from subsidiaries held during both periods increased $128,000, or 0.9%, compared to the prior year quarter. Factors impacting sales included, but were not limited to, a downturn in laminar-flow HEPA filters for use in new semiconductor manufacturing facilities, the success of Flanders Absolute Isolation Barriers being sold to the semiconductor industry, and normal fluctuations in product mix and the timing of shipments.

Gross Profit: Gross profit for the three months ended September 30, 1997 increased by $5,444,000, or 140%, to $9,345,000, which represented 23.8% of net sales, from $3,901,000, which represented 27.0% of net sales, for the three months ended September 30, 1996. The primary reasons for the decrease in gross margin were higher than normal costs associated with opening new facilities in Kankakee, Illinois and Henderson, Nevada. Other factors affecting gross profit margins included additional shipping costs from shipping product from plants in the Eastern U.S. to customers to be served by the new facilities, the Company's ongoing automation project for stock product lines, and normal fluctuations in product mix.

Operating expenses: Operating expenses for the three months ended September 30, 1997 increased by $3,688,000, or 152%, to $6,128,000, representing 15.6% of net sales, from $2,440,000, representing 16.9% of net sales, for the three months ended September 30, 1996. The primary reason for the overall increase in operating expenses was the Acquisition of Precisionaire and establishment of Airseal West, which accounted for $3,669,000 of the increase. Operating expenses decreased as a percentage of net sales compared to the prior year quarter, primarily as savings associated with the consolidation of operations of the various subsidiaries begin having an impact. Other factors affecting operating expenses included an increase in sales commission expenses related to the increase in volume.

Net income: Net income for the three months ended September 30, 1997 increased by $1,261,000, or 146%, to $2,126,000, or $0.10 per share, from $865,005, or
$0.05 per share for the three months ended September 30, 1996. As a result of capital raising activities, including the sale of approximately 1,897,000 shares of common stock during the twelve months ended September 30, 1997, the Company's average primary and fully diluted shares outstanding increased to 21,430,000 and 22,293,000 shares outstanding, respectively, for the three months ended September 30, 1997, up from 18,685,000 and 18,205,000 shares, respectively, for the three months ended September 30, 1996.